                       [CHICOPEE BANCORP, INC. LETTERHEAD]





                                  May 11, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

         Re:      Chicopee Bancorp, Inc.
                  Registration Statement on Form S-1
                  Request for Acceleration of Effectiveness
                  File No. 333-132512

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Chicopee Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form S-1 be declared effective on May 12, 2006, or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form S-1.

         Furthermore, the Company hereby acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

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U.S. Securities and Exchange Commission
May 11, 2006
Page 2



         If you have any questions regarding this request, please telephone Lawrence M.F. Spaccasi or Sean P. Kehoe of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                     Very truly yours,

                                     CHICOPEE BANCORP, INC.


                                     /s/ William J. Wagner
                                     ------------------------------
                                     William J. Wagner
                                     President and Chief Executive Officer

                          [RYAN BECK & CO. LETTERHEAD]





                                  May 11, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

         Re:      Chicopee Bancorp, Inc.
                  Registration Statement on Form S-1
                  Request for Acceleration of Effectiveness
                  File No. 333-132512

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Chicopee Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced Registration Statement on Form S-1 be declared effective on May 12, 2006, or as soon thereafter as practicable.

                                      Very truly yours,



                                      /s/ Michelle Darcey
                                      ---------------------------------------
                                      name:   Michelle Darcey
                                      title:  Director